FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company released 01 May, 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International S.A., Capital International, Inc., Capital Guardian Trust Company and Capital International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	1,700
Bank of New York Nominees	29,700
Chase Nominees Limited	1,318,700
Citibank London	106,100
Nortrust Nominees	848,300
Mellon Nominees (UK) Limited	44,600
State Street Nominees Limited	298,200
Bank of New York Nominees	5,230,799
Northern Trust	1,401,602
Chase Nominees Limited	3,460,263
Midland Bank plc	157,100
Bankers Trust	2,310,800
Barclays Bank	60,000
Citibank London	53,000
Morgan Guaranty	315,500
Nortrust Nominees	2,579,906
State Street Bank & Trust Co.	179,600
Deutsche Bank AG	886,000
HSBC Bank plc	1,073,300
Mellon Bank N.A.	230,300
Northern Trust AVFC	196,436
KAS UK	57,210
Mellon Nominees (UK) Limited	63,500
Bank One London	103,200
State Street Nominees Limited	35,593
Chase Nominees Limited	862,800
Midland Bank plc	15,700
Barclays Bank	56,800
Royal Bank of Scotland	855,000
State Street Bank & Trust Co.	70,800
Lloyds Bank	68,700
RBSTB Nominees Ltd	81,000
Citibank NA	17,600
HSBC Bank plc	200,200
State Street Nominees Limited	579,959
Bank of New York Nominees	138,400
Chase Nominees Limited	759,000
Citibank London	10,000
Nortrust Nominees	233,700
State Street Bank & Trust Co.	14,999
Citibank NA	98,400
Chase Manhattan Nominee Ltd	5,300
HSBC Bank plc	47,400

5. Number of shares / amount of stock acquired

2,824,766 (since last notification)

6. Percentage of issued class

1.01%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p Shares

10. Date of transaction

29 April 2003

11. Date company informed

1 May 2003

12. Total holding following this notification

25,157,167

13. Total percentage holding of issued class following this notification

9.06%

14. Any additional information

15. Name of contact and telephone number for queries

Cheryl Cramer Tel. 01753 447933

16. Name and signature of authorised company official responsible for making this notification

J A D Slater

Date of notification

1 May 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 01 May, 2003